[GRAPHIC OMITTED]


February 28, 2005

Salomon Brothers Asset Management, Inc.
Attention: Legal Department
750 Washington Blvd., 11th Fl
Stamford, CT 06901


To Whom It May Concern:

On Thursday, January 6, 2005, the Board of Directors of ING Partners, Inc. voted to replace Salomon Brothers Asset Management, Inc. as Sub-Adviser to ING Salomon Brothers Investors Value Portfolio. Thus, the Investment Sub-Advisory Agreement (the "Agreement") with Salomon Brothers Asset Management, Inc. will terminate in accordance with Section 12 of the Agreement. American Century Investment Management, Inc. will assume sub-advisory duties effective April 29, 2005.

In the interim, we will be contacting you to facilitate a smooth transition. Further, the Board of Directors has mandated that the incoming and outgoing sub-advisers work together to facilitate an orderly transition that will minimize transaction costs and market impact to shareholders. I know we can count on your cooperation in this regard.

Finally, on a personal note, I want to thank you and your team for all your support throughout this process. We continue to value our relationship with your firm.


Very truly yours,


James M. Hennessy
President and Chief Executive Officer
ING Partners, Inc.



7337 E. Doubletree Ranch Rd.    Tel: 480-477-3000             ING Partners, Inc.
Scottsdale, AZ 85258-2034       Fax: 480-477-2744
                                www.ingfunds.com